[LETTERHEAD OF THACHER PROFFITT & WOOD LLP]

January 12, 2006

Sondra Snyder

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	Government Trust 2 F

File No. 0-17313

Form 10-K for Year Ended December 31, 2004

Comment Letter Dated August 17, 2005

Dear Ms. Snyder:

On behalf of our client, JP Morgan Trust Company, NA, the trustee for the above-referenced trust, we are submitting this letter to respond to your comment letter dated August 17, 2005. We have filed an amended annual report on Form 10-K/A concurrently which we believe responds to your August 17 comments and to our subsequent telephone conversations. In addition, for your reference, our explanation to the responses to your comments are provided below under the same caption as your original comments.

Signature

The new Form 10-K/A now has been signed properly. Apparently the signature was omitted from the original filing due to a clerical oversight.

Item 9A, Controls and Procedures

During our December 22 telephone conversation with you and Jennifer Williams, you agreed to waive this comment. Therefore we have disregarded this comment.

Report of Independent Registered Public Accounting Firm

The new Form 10-K/A now includes the correct, final version of the report of independent accountants. Apparently a preliminary and incomplete version of the letter was filed with the original Form 10-K filing due to a clerical oversight.

Certifications

As discussed during our recent telephone conversations, the requisite certification applicable to asset-backed issuers now is included as Exhibit 31 to the Form 10-K/A. In reliance on the February 21, 2003 revised statement of the staff of the Division of Corporation Finance, the trustee, JP Morgan Trust Company, NA, has elected to sign this certification.

We note that we have not provided the certification stipulated under Section 906 of the Sarbanes-Oxley Act, since we understand that this Form 10-K annual report does not contain “financial statements” within the meaning of Section 906 and thus would not necessitate such certification. We also believe that this conclusion is consistent with the analysis contained in footnote 505 to the Reg. AB adopting release, Securities Act Release No. 8,518 (Dec. 22, 2004).

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If you have any questions or comments with regard to the foregoing, please do not hesitate to contact me at (212) 912-7446 or at the address listed above.

Sincerely,

/s/ Walter G. Van Dorn, Jr.

Walter G. Van Dorn, Jr.

Attachment

cc:	Jeffrey Cohan
Jennifer G. Williams,

Securities and Exchange Commission

Robert M. MacCallister
Vanessa F. Williams

JP Morgan Trust Company, NA

Charles A. Dietzgen

Thacher Proffitt & Wood LLP